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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

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                             NEOZYME II CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                             NEOZYME II CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

           CALLABLE COMMON STOCK, PAR VALUE $1.00 PER SHARE, INCLUDED
        IN UNITS TOGETHER WITH CALLABLE WARRANTS TO PURCHASE TWO SHARES
                      OF GENERAL DIVISION COMMON STOCK OF
                 GENZYME CORPORATION, PAR VALUE $.01 PER SHARE,
             AND 0.135 SHARE OF TISSUE REPAIR DIVISION COMMON STOCK
               OF GENZYME CORPORATION, PAR VALUE $.01 PER SHARE.
                         (Title of Class of Securities)

                                    G6420H11
                     (CUSIP Number of Class of Securities)

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                             NEOZYME II CORPORATION
                                  MAIN STREET
                                   ROAD TOWN
                        TORTOLA, BRITISH VIRGIN ISLANDS
                                 (809) 494-2065
                       ATTENTION: PAUL EDWARDS, PRESIDENT
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

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                                 WITH A COPY TO

                             STEVEN D. SINGER, ESQ.
                                 HALE AND DORR
                                60 STATE STREET
                                BOSTON, MA 02109

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        This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated September 27, 1996, as amended, of Neozyme II Corporation (the "Company") filed in connection with the Offer described in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.





ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        The response to Item 4 is hereby supplemented and amended to add the following additional information regarding the background of the transaction:

        In connection with negotiations of the price to be paid for the Shares in the Second Step Transaction, Mr. McLachlan and other representatives of Genzyme met on September 17, 1996 with representatives of Robertson, Stephens & Company to review the valuation analysis performed by Robertson, Stephens & Company and to discuss possible ranges of value for Neozyme II and the Callable Warrants. Following these discussions, Genzyme determined to make a proposal to pay $29.00 per Share in cash in the Second Step Transaction. At Mr. McLachlan's request, representatives of Robertson, Stephens & Company communicated this proposal to representatives of Hambrecht & Quist, who indicated on a preliminary basis, subject to review of the proposal with the Special Committee, that they believed the proposal would be acceptable. As described more fully in the Schedule 14D-9, on September 20, 1996, the Special Committee unanimously determined that the Offer and the Second Step Transaction were fair to, and in the best interests of, the Holders and recommended that the Neozyme II Board of Directors approve the Offer and the Second Step Transaction.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEOZYME II CORPORATION

                                          By: /s/  PAUL M. EDWARDS
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                                            Paul M. Edwards
                                            President and Treasurer


Dated: October 28, 1996.